EFACTOR GROUP CORP.

1177 Avenue of the Americas, Suite 5060

New York, New York 10036

March 11, 2015

VIA EDGAR

Maryse Mills-Apenteng

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	EFactor Group Corp.
Preliminary Information Statement on Schedule 14C
Filed February 17, 2015
File No. 000-51569

Dear Ms. Mills-Apenteng:

EFactor Group Corp. (“EFactor”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 25, 2015, regarding our Preliminary Information Statement on Schedule 14C (the “Schedule 14C”) originally filed on February 17, 2015. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Consenting Shareholders, page 3

1.	Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, it appears that some of the consenting shareholders hold less than 5% of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each consenting shareholder’s relationship to the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, file a preliminary proxy statement on Schedule 14A.

We respectfully advise the Staff that we did not engage in a “solicitation” to obtain the consents from the stockholders listed below. Rather, we had an existing relationship with all of these stockholders since each consenting stockholder was either an officer, director, affiliate of an officer or director, adviser or consultant of the Company. No commission or remuneration was paid to obtain these consents.

Maryse Mills-Apenteng

United States Securities and Exchange Commission

March 11, 2015

Members of the Company’s management team (“management”) are in frequent contact with each of these non-management stockholders. During the course of these conversations, management advised these non-management stockholders regarding the Company’s desire to increase the number of its authorized shares so the Company would be in a better position to pursue acquisitions in the future. These actions were also taken in the context of larger strategic decision-making to enable the Company to engage in future acquisitions and most, if not all, of these stockholders were involved in such discussions. Each of the non-management stockholders expressed their agreement with the Company’s desires and agreed to provide their consent to such action.

We do not believe that the Company has engaged in a “solicitation” to obtain these consents as each of the consenting stockholders were intimately familiar with the Company and its operations, either as an officer or director of the Company or as an adviser/consultant to the Company with a significant ownership stake. Further, we believe the actions taken by the Company in obtaining the consents were customary and exempt under the proxy solicitation rules.

Set forth below is a description of each consenting’s shareholders relationship with the Company:

1.                     Vitis Vinifera Trust – As disclosed in the Schedule 14C and in our other SEC filings, Adriaan Reinders, our CEO and a director of the Company, is the beneficial owner of the shares owned by Vinis Vitifera Trust.

2.                     Salvia Officinalis Trust – As disclosed in the Schedule 14C and in our other SEC filings, Marion Freijsen, our COO and a director of the Company, is the beneficial owner of the shares owned by Salvia Officinalis Trust.

3.                     Narcissus Trust – As disclosed in the Schedule 14C and in our other SEC filings, Roeland Reinders is the beneficial owner of the shares owned by Narcissus Trust. Mr. Reinders is one of the Company’s co-founders and is considered an affiliate of the Company.

4.                     Mark Stanich – Mr. Stanich is a managing director of the Company as well as a member of the Company’s board of directors.

5.                     Thomas Trainer – Mr. Trainer is chairman of the board of directors of the Company.

6.                     555 PTY Ltd – These shares are owned by Jeromy Harbour, an outside consultant for the Company, who was a significant stockholder in a few of the companies previously acquired by the Company. Mr. Harbour is in regular contact with the Company’s management and was familiar with the Company’s plan to increase its number of authorized shares to better position itself for future acquisitions.

Maryse Mills-Apenteng

United States Securities and Exchange Commission

March 11, 2015

7.                     Martin Prescott – Mr. Prescott is a managing director of the Company and was previously the majority shareholder and managing director of one of the companies acquired by the Company.

8.                     Leadersfreight Inc. - As disclosed in the Schedule 14C and in our other SEC filings, Ruud Smeets, our President of Networking and a director of the Company, is the beneficial owner of the shares owned by Leadersfreight Inc.

9.                     Increasive Ventures B.V. – These shares are owned by Joost Wasch, a member of the Company’s advisory board, who was a significant stockholder in one of the companies previously acquired by the Company. Mr. Wasch is in regular contact with the Company’s management and was familiar with the Company’s plan to increase its number of authorized shares to better position itself for future acquisitions.

Stockholdings of Certain Beneficial Owners, Directors and Executive Officers, page 5

2.	Please provide all of the information required by Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A, which applies to you per Item 1 of Schedule 14C. Note that Item 403 requires disclosure with respect to beneficial owners of more than five percent of “any class of the registrant’s voting securities.” In this regard, we note that you have not disclosed the beneficial ownership of your preferred stock. In revising the beneficial ownership table, please ensure that you disclose the natural persons who have or share voting or investment power over any entities included in the table.

We note the Staff’s comment and we propose to include the following beneficial ownership table in the definitive version of the Schedule 14C:

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership of Common Stock(2)	Percent of Common Stock	Amount and Nature of Beneficial Ownership of Preferred Stock (9)(10)	Percent of Preferred Stock	Voting Power(2) (11)

Adriaan Reinders (4)	8,706,445	5.9%	1,250,000	50%	19.1%
Vitis Vinifera Trust (4)	8,706,445	5.9%	1,250,000	50%	19.1%
Marion Freijsen (5)	8,696,445	5.9%	1,250,000	50%	19.1%
Salvia Officinalis Trust (5)	8,696,445	5.9%	1,250,000	50%	19.1%
FreedomLab B.V. (6)	7,994,353	5.4%	--	--	3.8%
Quintessentially Publishing Limited (3)	12,465,131	8.5%	--	--	6.0%
Martin Prescott	7,600,000	5.2%	--	--	3.6%
Ruud Smeets (7)	4,361,293	3.0%	--	--	2.1%
Leadersfreight Inc. (7)	4,361,293	3.0%	--	--	2.1%
Thomas Trainer	2,267,456	1.5%	--	--	1.1%
Mark Stanich	2,815,629	1.9%	--	--	1.3%
Mark Noffke	715,894	*	--	--	*

Maryse Mills-Apenteng

United States Securities and Exchange Commission

March 11, 2015

Brian Banmiller	665,436	*	--	--	*

All directors and named executive officers as a group (7 persons)	28,228,598	19.2%	2,500,000	100%	43.3%

____________________________

* Less than 1%.

(1)           Unless otherwise indicated, the business address of each person listed is c/o EFactor Group Corp., 1177 Avenue of the Americas, Suite 5060, New York, New York 10036.

(2)           For purposes of this table, shares are considered beneficially owned if the person directly or indirectly has the sole or shared power to vote or direct the voting of the securities or the sole or shared power to dispose of or direct the disposition of the securities. Shares are also considered beneficially owned if a person has the right to acquire beneficial ownership of the shares within 60 days of the date of this prospectus.

(3)            According to a Schedule 13G filed with the SEC on October 14, 2014, Quintessentially Publishing Limited reported beneficial ownership of an aggregate of 12,465,131 shares. Paul Drummond, Ben Elliot and Aaron Simpson share voting and investment control over these securities. The address of the principal business office of the reporting person is 29 Portland Place, London W1B 1QB, England (United Kingdom).

(4)            Mr. Reinders has sole voting and investment control over these securities.

(5)            Ms. Freijsen has sole voting and investment control over these securities.

(6)            According to a Schedule 13G filed with the SEC on December 24, 2014, FreedomLab B.V. reported beneficial ownership of an aggregate of 7,994,353 shares. Wilbert van den Haselkamp has sole voting and investment control over these securities. The address of the principal business office of the reporting person is Plantage Middenlaan 62, 1018 DH Amsterdam, The Netherlands.

(7)            Mr. Smeets has sole voting and investment control over these securities.

(8)            Calculated based on one vote per common share and 25 votes per share of Series A Convertible Preferred Stock.

(9)            As of March 9, 2015, there were 2,500,000 shares of Series A Convertible Preferred Stock outstanding.

(10)          Includes 1,250,000 shares of Series A Convertible Preferred Stock, which have 25 votes per share, or a total of 31,250,000 additional votes, on any matter brought before the holders of our common stock for a vote.

(11)          Calculated based on 209,567,138 shares of common stock outstanding with each share of Series A Convertible Preferred Stock having 25 votes per share.

***

The Company’s definitive information statement reflecting the changes described above will be filed with the SEC as soon as the Staff has reviewed this letter and has advised us that no further issues remain outstanding. We respectfully request clearance to file the definitive information statement as soon as possible.

In making our responses, we acknowledge that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Maryse Mills-Apenteng

United States Securities and Exchange Commission

March 11, 2015

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Richard I. Anslow, Esq. at (212) 370-1300.

Very truly yours,

EFACTOR GROUP CORP

By:	/s/ Marion Freijsen
Name: Marion Freijsen Title: Chief Operating Officer

cc: Ellenoff Grossman & Schole LLP